09046508

RECEIVED

2009 JUN -2 A 3:21

mondi

London Office

Building 1, 1st Floor
Aviator Park, Station Road
Addlestone KT15 2PG, United Kingdom
Tel: +44 (0)1932 826300
Fax: +44 (0)1932 826350
www.mondigroup.com

28 May 2009

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
USA

SUPPL

Dear Sir

MONDI plc – FILE NO. 82-35165

In accordance with Rule 12g3-2(b), please find enclosed the following documents:

- Annual return as at 11 April 2009 – filed with the UK Registrar of Companies on 19 May 2009 (includes a CD holding shareholder information)
- Resolutions passed on 7 May 2009 – filed with the UK Registrar of Companies on 27 May 2009
- Annual return as at 22 May 2009 – filed with the South African Registrar of Companies on 26 May 2009

Should you have any queries, please don't hesitate to contact me.

Yours faithfully

Jenny Peterkin
Company Secretarial Assistant
Mondi Group

Tel. +44 (0)1932 826368
Fax. +44 (0)1932 826351
Email. jenny.peterkin@mondigroup.com

7/9

File no 82-35165

Company Number 06209386

RECEIVED
2009 JUN -2 A 3:21

The Companies Act 2006

COMPANY LIMITED BY SHARES

Resolutions

of

Mondi plc (the 'Company')

Passed on 7 May 2009

At the ANNUAL GENERAL MEETING of the Company held on Wednesday 7 May 2009 the following Resolutions were duly passed of which Resolutions 19 was duly passed as ORDINARY RESOLUTION of the Company and Resolutions 21 was duly passed as a SPECIAL RESOLUTION of the Company.

19. That the directors of Mondi plc be generally and unconditionally authorised under section 80 of the UK Companies Act 1985 to allot relevant securities (as defined in that Act) up to an aggregate nominal amount of €5,141,371.20. Such authority to apply in substitution for all previous authorities pursuant to section 80 of the Act and to expire at the conclusion of the Annual General Meeting of Mondi plc to be held in 2010 or, if earlier, 7 August 2010. However, before this authority expires Mondi plc may make an offer or agreement which would or might require relevant securities to be allotted after the authority expires and the directors may allot relevant securities under any such offer or agreement as if the authority had not expired.

21. That Mondi plc is generally and unconditionally authorised for the purpose of section 166 of the UK Companies Act 1985 to purchase its own fully paid ordinary shares by way of market purchases (within the meaning of section 163(3) of the UK Companies Act 1985) provided that:
i. the maximum number of ordinary shares which may be purchased is 18,362,040 (representing 5% of Mondi plc's issued ordinary share capital);
ii. the minimum price which may be paid for any ordinary share is €0.20;
iii. the maximum price which may be paid for any ordinary share is no more than 5% above the average of the middle market quotations of the ordinary shares of Mondi plc as derived from the London Stock Exchange Daily Official List for the five business days immediately before the day on which such share is contracted to be purchased; and
iv. this authority will expire at the conclusion of the Annual General Meeting of Mondi plc to be held in 2010 or, if earlier, 7 August 2010. However, before this authority expires Mondi plc may agree to purchase ordinary shares where the purchase will or may be completed, either fully or partly, after the authority expires.

Carol Anne Hunt
Secretary
21 May 2009

Hybrid Lodgement

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of group

Annual Return Successfully Lodged

Amount Deducted:

R4000.00

RECEIVED

External Company Annual Return

MONDI PLC INCORPORATED IN ENGLAND AND WALES (2007/014903/10) Annual Return for period: 2009/5

Tracking Number: **46897138** Customer Code: MONDI2 (POST)

Please lodge the following forms with CIPRO to update the official register:

CM29	Contents of register of directors, auditors and officers
CM37	Notice of person authorised to accept service on behalf of external company

EXTERNAL COMPANY INFORMATION

Full (Proposed) Name	MONDI PLC INCORPORATED IN ENGLAND AND WALES
Literal Translation of Name (if applicable)	
Shortened Form of Name (if applicable)	
Description of Main Business	CARRY THE BUSINESS OF A HOLDING COMPANY IN ALL ITS BRANCHES AND FOR THAT PURPOSE TO ACQUIRE *changed to* MANUFACTURE OF PACKAGING PAPER AND CONVERTED PACKACKING PRODUCTS, UNCOTATED FINE PAPER AND SPECIALITY PRODUCTS INCLUDING COATINGS AND CONSUMER FLEXIBLES
Date of Financial Year End	DECEMBER
Effective Date of Financial Year End	31/05/2007
Region / province of registered office	GAUTENG
Postal Address	POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH SOUTH AFRICA 2076
Registered Office	4TH FLOOR NO 3 MELROSE BOULEVARD MELROSE ARCH JOHANNESBURG SOUTH AFRICA 2196
Telephone Number (and code)	
Fax Number (and code)	
Email Address	
Website URL	
Tax Number	9372067166
Last financial statements lodged	*changed to* 20/04/2009
Holding Company	

Last Annual General Meeting	*changed to* 07/05/2008

Details of Auditor

MONDI PLC INCORPORATED IN ENGLAND AND WALES (2007/014903/10) Annual Return for period: 2009/5. Tracking Number:46897138	
Full Name of Auditor	DELOITTE AND TOUCHE
Status	Current
Date of status change (if applicable)	
Membership / Practice No.	*changed to* 904899E
Profession	*changed to* The Association of Chartered Certified Accountants (ACCA)
Postal Address of Auditor	PRIVATE BAG X6 GALLO MANOR 2052
Business Address of Auditor	DELOITTE AND TOUCHE WOODLANDS DRIVE WOODMEAD 2146
Telephone number (and code)	
Fax number (and code)	
Email address	
Cell number	
Appointment date	*changed to* 20/12/1967

Details of Director(s)

MONDI PLC INCORPORATED IN ENGLAND AND WALES (2007/014903/10) Annual Return for period: 2009/5. Tracking Number:46897138	
Surname	KING
Full Names	ANDREW CHARLES WALLIS
Initials	ACW
ID Number / Passport number	6909135109086
Date of Birth	13/09/1969
Status	ACTIVE
Date of status change (if applicable)	
Postal Address	POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH SOUTH AFRICA 2076
Residential Address	9 PORTER AVENUE MELROSE NORTH JOHANNESBURG

	2196
Country of residence	SOUTH AFRICA
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	
Effective Date of Membership	23/10/2008

MONDI PLC INCORPORATED IN ENGLAND AND WALES (2007/014903/10) Annual Return for period: 2009/5. Tracking Number:46897138	
Surname	HATHORN
Full Names	DAVID ANDREW
Initials	DA
ID Number / Passport number	6205215098087
Date of Birth	21/05/1962
Status	ACTIVE
Date of status change (if applicable)	
Postal Address	POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH SOUTH AFRICA 2076
Residential Address	17B SPRINGHILL ROAD SANDTON 2146
Country of residence	SOUTH AFRICA
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	
Effective Date of Membership	22/05/2007

MONDI PLC INCORPORATED IN ENGLAND AND WALES (2007/014903/10) Annual Return for period: 2009/5. Tracking Number:46897138	
Surname	MATTHEWS
Full Names	COLIN STEPHEN
Initials	CS
ID Number / Passport number	560420
Date of Birth	20/04/1956

Status	ACTIVE
Date of status change (if applicable)	
Postal Address	BUILDING 1, AVIATOR PARK STATION ROAD ADDLESTONE, SURREY KT15 2PG, UNITED KINGDOM 0000
Residential Address	BRAE COTTAGE BUTE AVENUE RICHMOND, SURREY TW10 7AX, UNITED KINGDOM 0000
Country of residence	UNITED KINGDOM
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	
Effective Date of Membership	22/05/2007

MONDI PLC INCORPORATED IN ENGLAND AND WALES (2007/014903/10) Annual Return for period: 2009/5. Tracking Number:46897138

Surname	MKHIZE
Full Names	IMOGEN NONHLANHLA
Initials	IN
ID Number / Passport number	6305160715089
Date of Birth	16/05/1963
Status	ACTIVE
Date of status change (if applicable)	
Postal Address	BUILDING 1, AVIATOR PARK STATION ROAD ADDLESTONE, SURREY KT15 2PG, UNITED KINGDOM 0000
Residential Address	6 KERHODE PLACE DURBAN NORTH 4051
Country of residence	SOUTH AFRICA
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	
Effective Date of Membership	22/05/2007

MONDI PLC INCORPORATED IN ENGLAND AND WALES (2007/014903/10) Annual Return for period: 2009/5. Tracking Number:46897138	
Surname	PARKER
Full Names	JOHN
Initials	J
ID Number / Passport number	420408
Date of Birth	08/04/1942
Status	ACTIVE
Date of status change (if applicable)	
Postal Address	BUILDING 1, AVIATOR PARK STATION ROAD ADDLESTONE, SURREY KT15 2PG, UNITED KINGDOM 0000
Residential Address	KEMENDINE, COURT WOOD NEWTON FERRERS PL8 1BW UNITED KINGDOM 0000
Country of residence	UNITED KINGDOM
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	
Effective Date of Membership	22/05/2007

MONDI PLC INCORPORATED IN ENGLAND AND WALES (2007/014903/10) Annual Return for period: 2009/5. Tracking Number:46897138	
Surname	QUINN
Full Names	ANNE CECILLE
Initials	AC
ID Number / Passport number	510704
Date of Birth	04/07/1951
Status	ACTIVE
Date of status change (if applicable)	
Postal Address	BUILDING 1, AVIATOR PARK STATION ROAD ADDLESTONE, SURREY KT15 2PG, UNITED KINGDOM 0000
Residential Address	31 CAPITAL WHARF 50 WAPPING HIGH STREET LONDON, E1W 1LY UNITED KINGDOM 0000
Country of residence	NEW ZEALAND
Telephone number (and code)	

Fax number (and code)	
Cell Number	
Email Address	
Profession	
Effective Date of Membership	22/05/2007

MONDI PLC INCORPORATED IN ENGLAND AND WALES (2007/014903/10) Annual Return for period: 2009/5. Tracking Number:46897138

Surname	WILLIAMS
Full Names	DAVID MICHAEL
Initials	DM
ID Number / Passport number	460118
Date of Birth	18/01/1946
Status	ACTIVE
Date of status change (if applicable)	
Postal Address	BUILDING 1, AVIATOR PARK STATION ROAD ADDLESTONE, SURREY KT15 2PG, UNITED KINGDOM 0000
Residential Address	BUNZL PLC 110 PARK STREET LONDON, W1K 6NX UNITED KINGDOM 0000
Country of residence	UNITED KINGDOM
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	
Effective Date of Membership	22/05/2007

MONDI PLC INCORPORATED IN ENGLAND AND WALES (2007/014903/10) Annual Return for period: 2009/5. Tracking Number:46897138

Surname	RAMAPHOSA
Full Names	CYRIL MATAMELA
Initials	CM
ID Number / Passport number	5211175681087
Date of Birth	17/11/1952
Status	ACTIVE
Date of status change (if applicable)	
	BUILDING 1, AVIATOR PARK STATION ROAD

Postal Address	ADDLESTONE, SURREY, KT15 2PG UNITED KINGDOM 0000
Residential Address	POSTNET SUITE 167 PRIVATE BAG X9924 SANDTON 2146
Country of residence	SOUTH AFRICA
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	
Effective Date of Membership	22/05/2007

MONDI PLC INCORPORATED IN ENGLAND AND WALES (2007/014903/10) Annual Return for period: 2008/5. Tracking Number:46897138

Surname	OSWALD
Full Names	PETER JOSEF
Initials	PJ
ID Number / Passport number	620510
Date of Birth	29/10/1960
Status	ACTIVE
Date of status change (if applicable)	
Postal Address	KELSENSTRASSE 7 1032 VIENNA AUSTRIA *changed to* KELSENSTRASSE 7 1032 VIENNA AUSTRIA 0000
Residential Address	COBENZLGASSE 109 1190 VIENNA AUSTRIA *changed to* COBENZLGASSE 109 1190 VIENNA AUSTRIA 0000
Country of residence	AUSTRIA
Telephone number (and code)	

Fax number (and code)	
Cell Number	
Email Address	
Profession	
Effective Date of Membership	01/01/2008

Details of Alternate Director(s)

Details of Director(s)/Officer(s)

Details of Secretary(s)

MONDI PLC INCORPORATED IN ENGLAND AND WALES (2007/014903/10) Annual Return for period: 2009/5. Tracking Number:46897138	
Surname	HUNT
Full Names	CAROL ANNE
Initials	CA
ID Number / Passport number	610422
Date of Birth	
Status	ACTIVE
Date of status change (if applicable)	
Postal Address	BUILDING 1 AVIATOR PARK STATION ROAD ADDLESTONE SURREY KT15 2PG UNITED KINGDOM 0000
Residential Address	20 CARLTON HOUSE TERRACE LONDON SW1Y 5AN 0000
Country of residence	UNITED KINGDOM
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	
Effective Date of Membership	22/05/2007

Details of Officer(s)

MONDI PLC INCORPORATED IN ENGLAND AND WALES (2007/014903/10) Annual Return for period: 2009/5. Tracking Number:46897138	
Surname	LAUBSCHER
Full Names	PHILIP ALBERT
Initials	PA
ID Number / Passport number	5511185026086

Date of Birth	18/11/1955
Status	ACTIVE
Date of status change (if applicable)	
Postal Address	POSTNET SUITE #444 MELROSE ARCH JOHANNESBURG SOUTH AFRICA 2076
Residential Address	67 TANA ROAD SUNNINGHILL SOUTH AFRICA 2157
Country of residence	SOUTH AFRICA
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	
Effective Date of Membership	22/05/2007

Details of Local Manager(s)

Details of Trust(s)

File no. 82-35165

coform

363a

RECEIVED
2009 JUN -2 A 3:41

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 06209386

Company Name in full MONDI plc

Date of this return
The information in this return is made up to

Day		Month		Year			
1	1	0	4	2	0	0	9

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day		Month		Year			

Registered Office
Show here the address **at the date of this return.**

BUILDING 1, 1ST FLOOR
AVIATOR PARK, STATION ROAD

Any change of registered office **must** be notified on form 287.

Post town: ADDLESTONE
County / Region: SURREY
UK Postcode: KT15 2PG

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX ED235 Edinburgh 1**
or LP-4 Edinburgh 2

10/08

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

EQUINITI LIMITED, HOLM OAK BUSINESS PARK

MARTLETS WAY, GORING BY SEA

Post town: WORTHING

County / Region: WEST SUSSEX   UK Postcode: BN12 4QY

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County / Region: UK Postcode:

Company type

- Public limited company ☑
- Private company limited by shares ☐
- Private company limited by guarantee without share capital ☐
- Private company limited by shares exempt under section 30 ☐
- Private company limited by guarantee exempt under section 30 ☐
- Private unlimited company with share capital ☐
- Private unlimited company without share capital ☐

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details.

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title: MRS

Forename(s): CAROL ANNE

Surname: HUNT

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address. ☑

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address ††: MONDI plc, BUILDING 1, 1ST FLOOR

AVIATOR PARK, STATION ROAD

Post town: ADDLESTONE

County / Region: SURREY   UK Postcode: KT15 2PG

Country: UNITED KINGDOM

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name

* Style / Title: MR

Date of birth (Day Month Year): 2 1 | 0 5 | 1 9 6 2

Forename(s): DAVID ANDREW

Surname: HATHORN

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐ **Address ††**: 17B SPRINGHILL ROAD

RIVERCLUB

Post town: SANDTON 2146

County / Region:

UK Postcode:

Country: SOUTH AFRICA

Nationality: SOUTH AFRICAN

Business occupation: CHIEF EXECUTIVE OFFICER

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name

* Style / Title: MR

Date of birth (Day Month Year): 1 3 | 0 9 | 1 9 6 9

Forename(s): ANDREW CHARLES WALLIS

Surname: KING

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐ **Address ††**: 9 PORTER AVENUE

MELROSE NORTH

Post town: 2196 JOHANNESBURG

County / Region:

UK Postcode:

Country: SOUTH AFRICA

Nationality: SOUTH AFRICAN

Business occupation: CHIEF FINANCIAL OFFICER

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name

* Style / Title: MR

Date of birth (Day Month Year): 2 0 | 0 4 | 1 9 5 6

Forename(s): COLIN STEPHEN

Surname: MATTHEWS

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

[✓] **Address ††**: 130 WILTON ROAD

Post town: LONDON

County / Region:

UK Postcode: SW1V 1LQ

Country: UNITED KINGDOM

Nationality: BRITISH

Business occupation: CEO, BAA AIRPORTS LIMITED

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name

* Style / Title:

Date of birth (Day Month Year): 1 6 | 0 5 | 1 9 6 3

Forename(s): IMOGEN

Surname: MKHIZE

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

[ ] **Address ††**: 6 KERHODE PLACE

Post town: DURBAN NORTH 4051

County / Region:

UK Postcode:

Country: SOUTH AFRICA

Nationality: SOUTH AFRICAN

Business occupation: COMPANY DIRECTOR

Directors

Please list directors in alphabetical order.

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Details of new directors must be notified on form 288a

Name

* Style / Title	MR
Date of birth (Day Month Year)	29 10 1962
Forename(s)	PETER JOSEF
Surname	OSWALD
Address †† ☐	COBENZLGASSE 109
Post town	1190 VIENNA
County / Region	
UK Postcode	
Country	AUSTRIA
Nationality	AUSTRIAN
Business occupation	CEO EUROPE & INTERNATIONAL DIVISION

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Directors

Please list directors in alphabetical order.

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Details of new directors must be notified on form 288a

Name

* Style / Title	SIR
Date of birth (Day Month Year)	08 04 1942
Forename(s)	JOHN
Surname	PARKER
Address †† ☐	KEMENDINE
	COURT WOOD
Post town	NEWTON FERRERS
County / Region	DEVON
UK Postcode	PL8 1BW
Country	UNITED KINGDOM
Nationality	BRITISH
Business occupation	COMPANY DIRECTOR

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name

* Style / Title:

Date of birth (Day Month Year): 0 4 0 7 1 9 5 1

Forename(s): ANNE CECILLE

Surname: QUINN

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☑ **Address ††**: 1 ST JAMES'S SQUARE

Post town: LONDON

County / Region:

UK Postcode: SW1Y 4PD

Country: UNITED KINGDOM

Nationality: NEW ZEALANDER

Business occupation: DIRECTOR

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name

* Style / Title: MR

Date of birth (Day Month Year): 1 7 1 1 1 9 5 2

Forename(s): MATAMELA CYRIL

Surname: RAMAPHOSA

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐ **Address ††**: POSTNET SUITE 167

PRIVATE BAG X9924

Post town: SANDTON 2146

County / Region:

UK Postcode:

Country: SOUTH AFRICA

Nationality: SOUTH AFRICAN

Business occupation: COMPANY DIRECTOR

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title: MR

Date of birth: Day 18 Month 01 Year 1946

Forename(s): DAVID MICHAEL

Surname: WILLIAMS

☐ **Address ††** 29 FORT ROAD

Post town: GUILDFORD

County / Region: SURREY

UK Postcode: GU1 3TE

Country: UNITED KINGDOM

Nationality BRITISH

Business occupation DIRECTOR

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title

Date of birth: Day Month Year

Forename(s)

Surname

☐ **Address ††**

Post town

County / Region

UK Postcode

Country

Nationality

Business occupation

Issue share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
SEE ATTACHED SCHEDULE		
Totals		

Traded public companies
A traded public company means a company any of whose shares are shares admitted to trading on a regulated market

Please tick this box if your company was a traded public company at any time during the period of this return ✓

List of past and present shareholders

(use attached schedule where appropriate)

Private or non-traded public companies are required to provide a "full list" if one was not included with either of the last two returns.

Traded public companies are required to provide a list of shareholders who held at least 5% of the issued shares of any share class if a list was not provided with either of the last two returns.

Please tick the appropriate box below:

	on paper	in another format
A full list of shareholders for a private or non-traded public company is enclosed. **Please complete Schedule A.**		
A list of shareholders holding at least 5% of the issued shares of any share class for a traded public company is enclosed. **Please complete Schedule B.**	✓	✓
A list containing shareholder changes is enclosed		✓

➔ For private or non-traded public companies, **please complete Schedule A**

➔ For traded public companies, **please complete Schedule B**

There were no shareholder changes in this period ☐

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 5-5 09

† Please delete as appropriate.

† (director / secretary)

When you have signed the return send it with the fee to the Registrar of Companies. Make cheques payable to Companies House.

This return includes 4 continuation sheets.
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAL DEPT, MONDI plc, BUILDING 1
1ST FLOOR, AVIATOR PARK, STATION ROAD, ADDLESTONE
KT15 2PG Tel

DX number DX exchange

coform

coform

Issue share capital
Schedule to form 363a

CHFP010

Company Number 06209386

Company Name in full MONDI plc

Currency EUROS

Issue share capital

Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)*
ORDINARY	367,240,805	€73,448,161.00
SPECIAL CONVERTING SHARES	146,896,322	€29,379,264.40
SPECIAL RIGHTS SHARE	1	€1.00
SPECIAL VOTING SHARE	1	€1.00
UK DAS SHARE	1	€1.00
UK DAN SHARE	1	€1.00
Totals	514,137,131	€102,827,429.40

coform

Issue share capital
Schedule to form 363a

CHFP010

Company Number 06209386

Company Name in full MONDI plc

Currency GBP

Issue share capital

Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)*
5% CUMULATIVE PREFERENCE	50,000	£50,000.00
Totals	50,000	£50,000.00

coform

Schedule B
for traded public companies
List of past and present shareholders

CHFP010

Company Number 06209386

Company Name in full MONDI plc

This must only be completed by companies that have traded on a regulated market and must show the details of shareholders who held at least 5% of the issued shares of any class of the company at any time during the period

- Changes to shareholders' particulars or details of the amount of stock or shares transferred must be completed each year
- **You must provide a list of all company shareholders who held at least 5% of the issued shares of any class of the company on:**
  - The company's first annual return following incorporation
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholder's name and address	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*: Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: UBS AG Address: 1 FINSBURY AVENUE LONDON UK postcode: EC2M 2PP	5% CUMULATIVE PREFERENCE 50,000		
Name: MONDI SCS (UK) LIMITED Address: 8TH FLOOR, 68 KING WILLIAM STREET LONDON UK postcode: EC4N 7DZ	SPECIAL CONVERTING SHARES 146,896,322		
Name: MONDI SCS (UK) LIMITED Address: 8TH FLOOR, 68 KING WILLIAM STREET LONDON UK postcode: EC4N 7DZ	SPECIAL RIGHTS SHARE 1		

coform

Schedule B
for traded public companies
List of past and present shareholders
(continuation sheet)

CHFP010 **Company Number** 06209386

Shareholder's name and address	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: MONDI SCS (UK) LIMITED Address: 8TH FLOOR, 68 KING WILLIAM STREET LONDON UK postcode: EC4N 7DZ	SPECIAL VOTING SHARE 1		
Name: MONDI SCS (UK) LIMITED Address: 8TH FLOOR, 68 KING WILLIAM STREET LONDON UK postcode: EC4N 7DZ	UK DAN SHARE 1		
Name: MONDI SCS (UK) LIMITED Address: 8TH FLOOR, 68 KING WILLIAM STREET LONDON UK postcode: EC4N 7DZ	UK DAS SHARE 1		
Name: Address: UK postcode:			

Mondi plc

List of subsidiary and associated undertakings and other significant holdings In accordance with Section 231 and Schedule 5 of the Companies Act 1985 as at 31 December 2008.

Except where stated, the shares held are Ordinary shares.

All shares are held indirectly through a subsidiary or associated undertaking except where noted.

Company	Country of Incorporation	Classes of shares held	% of shares held by Group
Mondi Sales Asia Pacific Pty Limited	Australia		100
Eplus HandelsgsembH	Austria		50
EU-RO Handelsgesellschaft m.b.H	Austria		100
Europapier Aktiengesellschaft	Austria		100
Europapier Austria GmbH	Austria		100
Europapier Dienstleistungs GmbH	Austria		25
Europapier International GmbH	Austria		100
KHV - Hausverwaltungs GmbH	Austria		100
Mondi AG	Austria		100
Mondi Bags Austria GmbH	Austria		100
Mondi Coating GmbH	Austria		100
Mondi Coating Zeltweg GmbH	Austria		100
Mondi Frantschach GmbH	Austria		100
Mondi Frohnleiten GmbH	Austria		100
Mondi Holdings Austria GmbH	Austria		100
Mondi Industrial Packaging Holdings GmbH	Austria		100
Mondi Inflatable Packaging GmbH	Austria		100
Mondi Neusiedler GmbH	Austria		100
Mondi Packaging Bag Division GmbH	Austria		100
Mondi Packaging Corrugated Holding GmbH	Austria		100
Mondi Packaging Corrugated Services GmbH	Austria		100
Mondi Packaging Flexibles GmbH	Austria		100
Mondi Packaging Grünburg GmbH	Austria		100
Mondi Packaging Korneuburg GmbH	Austria		100
Mondi Packaging Möderbrugg GmbH	Austria		100
Mondi Packaging Paper Sales GmbH	Austria		100
Mondi Packaging R&D Centre GmbH	Austria		100
Mondi Release Liner Austria GmbH	Austria		100
Mondi Sales Europe GmbH	Austria		100
Mondi Sales und Marketing GmbH	Austria		100

Mondi Services AG	Austria	100
Mondi Shuaiba Holding GmbH	Austria	38.5
Mondi Uncoated Fine & Kraft Paper GmbH	Austria	100
Mondi Uncoated Fine Paper Sales GmbH	Austria	100
MONPA Beteiligungs GmbH	Austria	100
SAREC Papiersackrecycling Organisation GmbH	Austria	100
Sulbit Handels GmbH	Austria	100
Unterland Flexible Packaging GmbH	Austria	100
Ybbstaler Zellstoff GmbH	Austria	100
Mondi Belcoat N.V.	Belgium	100
Mondi Brussels South S.A.	Belgium	100
Mondi Packaging Houthalen N.V.	Belgium	100
Mondi Packaging Poperinge SA	Belgium	100
Europapier-Hercegtisak d.o.o. Siroki Brijeg	Bosnia-Herzegovina	85
Mondi (UK) Sales Holdings Limited	British Virgin Islands	100
Europapier Bulgaria EOOD	Bulgaria	100
Mondi Stambolijski E.A.D	Bulgaria	100
Mondi baozhuang (Enping) Company Limited	China	100
Mondi baozhuang (Guangzhou) Company Limited	China	100
Mondi Packaging Dongguan Limited	China	100
Mondi Packaging Hong Kong Limited	China	100
Roman Bauernfeind Packaging (Hong Kong) Limited	China	100
Europapier Croatia d.o.o.	Croatia	100
Mondi Packaging Valpovo d.o.o.	Croatia	99.69
Neusiedler Middle East Limited	Cyprus	99.99
Europapier Bohemia spol. s.r.o.	Czech Republic	100
EURO WASTE, a.s.	Czech Republic	33.33
Mondi Bags Steti a.s.	Czech Republic	100
Mondi Coating Steti a.s.	Czech Republic	100
Mondi Steti a.s.	Czech Republic	100
Mondi Uncoated Fine Paper Czech Republic s.r.o.	Czech Republic	100
Wood & Paper a.s.	Czech Republic	46.5
Mondi Packaging Nyborg A/S	Denmark	100
Suez Bag SAE	Egypt	29.89
Mondi Gournay Sarl	France	100

Mondi Packaging (Atlantique) SAS	France	100
Mondi Packaging (France) SAS	France	100
Mondi Packaging (Savoie) SAS	France	100
Mondi Packaging (St Quentin) SAS	France	100
Mondi Packaging Bethune S.A.	France	99.95
Mondi Packaging France (Services) SAS	France	100
Mondi Packaging Paper Sales France SAS	France	100
Mondi Uncoated Fine Paper France Sarl	France	100
Chiemgau Recycling GmbH	Germany	100
Conki GmbH	Germany	100
FIP GmbH	Germany	100
Frantschach International GmbH	Germany	100
Frantschach Packaging Deutschland Beteiligungs GmbH	Germany	100
Frantschach Packaging Deutschland GmbH	Germany	100
HBB Heizkraftwerk Bauernfeind Betreibergesellschaft mbH	Germany	100
Kneki GmbH	Germany	100
Mondi Inncoat GmbH	Germany	100
Mondi Jülich GmbH	Germany	100
Mondi Packaging Bad Rappenau GmbH	Germany	100
Mondi Packaging Eschenbach GmbH	Germany	100
Mondi Packaging Hammelburg GmbH	Germany	100
Mondi Packaging Holding Deutschland GmbH	Germany	100
Mondi Packaging Lindlar GmbH	Germany	100
Mondi Packaging Paper Sales Deutschland GmbH	Germany	100
Mondi Packaging Schwepnitz GmbH	Germany	100
Mondi Packaging Sendenhorst GmbH	Germany	100
Mondi Packaging Trebsen GmbH	Germany	100
Mondi Raubling GmbH	Germany	100
Mondi Uncoated Fine Paper Deutschland GmbH	Germany	100
Natronag Gesellschaft für Verpackungssysteme mbH	Germany	100
Neoplex GmbH Deutschland	Germany	100
Mondi Packaging Thessaloniki A.E.	Greece	100
Cofinec Hungary Vagyonkezelö Kft.	Hungary	100
Europapier Hungaria Kft	Hungary	100
Europapier Logistic Kft	Hungary	100
Mondi Packaging Békéscsaba Kft	Hungary	100
Mondi Packaging Hungaria Kft.	Hungary	100
Mondi Szolnok ZRt.	Hungary	100
Z-P Formular Kft.	Hungary	50
Mondi Packaging Ireland Limited	Ireland	100

Grafinir Paper Marketing Limited	Israel	100
Miterani Paper Marketing 2000 (1999) Limited	Israel	100
Mondi Hadera Paper Limited	Israel	50.10
Mondi Hadera Paper Marketing Limited	Israel	50.10
Yavnir (1999) Limited	Israel	100
FIP NATRO-TECH Srl.	Italy	100
Mondi Cartonstrong SRL	Italy	100
Mondi Italcoat S.r.l.	Italy	100
Mondi Packaging Flexibles Italia s.r.l.	Italy	100
Mondi Packaging Gradisac S.P.A.	Italy	100
Mondi Packaging IPI S.P.A.	Italy	100
Mondi Packaging Italia S.p.A.	Italy	100
Mondi Packaging Novasac s.r.l.	Italy	100
Mondi Packaging Services Italia S.r.l..	Italy	100
Mondi Packaging Tolentino SRL	Italy	100
Mondi Silicart S.r.l	Italy	100
Mondi Uncoated Fine Paper Italia s.r.l.	Italy	100
Jordan Paper Sacks Company Limited	Jordan	57.9
Mondi Packaging Lebanon SAL	Lebanon	100
Mondi Business Papers Sarl	Luxembourg	100
Mondi Services Sarl	Luxembourg	100
Mondi Sarl	Luxembourg	100
Mondi Inflatable Packaging SA	Luxembourg	100
Mondi German Investments SA	Luxembourg	100
Mondi International Sarl	Luxembourg	100
Mondi Investments Sarl	Luxembourg	100
Mondi Packaging Europe SA	Luxembourg	100
Mondi Packaging Sarl	Luxembourg	100
Mondi Technology Investments SA	Luxembourg	100
Mondi Packaging Kuala Lumpur Sdn. Bhd.	Malaysia	62
Mondi Packaging Services (Asia) Sdn. Bhd.	Malaysia	100
Caja de Ahorro de Personal de Mondi Packaging Mexico Servicios A.C.	Mexico	100
Mondi Packaging Mexico Holding, S. de R.L. de C.V.	Mexico	100
Mondi Packaging Mexico S. de R.L. de C.V.	Mexico	100
Mondi Packaging Mexico Servicios S.de R.L. de C.V.	Mexico	100
Embal Sac SARL	Morocco	34.74
Ensachage Moderne SARL	Morocco	34.74
Pap Sac Maghreb SA	Morocco	34.74
Framondi N.V.	Netherlands	100

Frantschach MENA Packaging B.V.	Netherlands		70
Mondi Coating B.V.	Netherlands		100
Mondi Coating Netherlands B.V.	Netherlands		100
Mondi Heerlen B.V.	Netherlands		100
Mondi Packaging Bag Division B.V.	Netherlands		100
Mondi Packaging Benelux B.V.	Netherlands		100
Mondi Packaging Corrugated B.V.	Netherlands		100
Mondi Packaging Flexibles B.V.	Netherlands		100
Mondi Packaging Maastricht N.V.	Netherlands		100
Mondi Packaging Paper B.V.	Netherlands		100
Mondi Packaging Poland B.V.	Netherlands		100
Mondi Sales Benelux B.V.	Netherlands		76
Mondi Uncoated Fine Paper Benelux B.V.	Netherlands		100
Neusiedler Holdings BV	Netherlands		100
Mondi Packaging Moss AS	Norway		100
Mondi Packaging Rygge AS	Norway		100
Oman Mondi Shuaiba Packaging LLC	Oman		23.49
Europapier Impap Sp zoo	Poland		100
Mondi Bags Mielec Sp. z o.o.	Poland		100
Mondi Bags Swiecie Sp. z o.o.	Poland		100
Mondi Packaging BZWP Sp z o.o.	Poland		100
Mondi Packaging Dorohusk Sp z o.o.	Poland		100
Mondi Swiecie S.A.	Poland		66
Mondi Packaging Solec Sp. z o.o.	Poland		100
Mondi Packaging Swiecie Sp z o.o.	Poland		100
Mondi Packaging Szczecin S.A.	Poland		100
Mondi Packaging Warszawa Sp z o.o.	Poland		100
Polski System Recyklingu - Organizacja Odzysku SA w Warszawie	Poland		16.37
Swiecie Recykling Sp. z o.o.	Poland		66
Europapier Romania SRL	Romania		100
Mondi Packaging Bucharest S.R.L.	Romania		100
Mondi Business Paper Sales CIS	Russia		100
Mondi Syktyvkar OAO	Russia	Ordinary Preference	99
OOO Egida Security	Russia	Ordinary Preference	99
OOO Europapier CIS	Russia		100
OOO Ezhva	Russia	Ordinary Preference	99
OOO Ezhvadorstroy	Russia	Ordinary Preference	99
OOO Ezhvatrans	Russia	Ordinary Preference	99
OOO Finleskom	Russia	Ordinary Preference	99

OOO Kojgorodsky LK	Russia	Ordinary Preference	99
OOO Mobiljny les	Russia	Ordinary Preference	99
OOO Nemles	Russia	Ordinary Preference	99
OOO Nizhegorodskij Office SLPK	Russia		100
OOO Noshulsky LK	Russia		99
OOO Novyi Les	Russia	Ordinary Preference	99
OOO Palauzsky LK	Russia	Ordinary Preference	99
OOO Parma	Russia		100
OOO PozhGazServis	Russia	Ordinary Preference	99
OOO Prupt	Russia	Ordinary Preference	99
OOO Samarskij office SLPK	Russia		100
OOO SPPZHT	Russia	Ordinary Preference	99
OOO Syktyvkar Besides PPZHT	Russia		100
OOO Sysolales	Russia	Ordinary Preference	99
OOO Timsherles	Russia	Ordinary Preference	99
OOO TZK SLPK	Russia	Ordinary Preference	99
OOO Udorales	Russia	Ordinary Preference	99
OOO Verkhnaya Vychegda	Russia	Ordinary Preference	99
ZAO Leksika SLPK	Russia		100
Europapier Srbija d.o.o.	Serbia & Montenegro		100
Mondi Packaging Paracin d.o.o.	Serbia & Montenegro		100
Mondi Packaging (Singapore) Pte. Limited	Singapore		100
Mondi Packaging Paper Sales Asia Pte. Limited	Singapore		100
Europapier Slovakia Spol sro	Slovakia		100
Euro Waste Slovakia, s.r.o.	Slovakia		33.33
Mondi Ruzomberok a.s.	Slovakia		60
Mondi SCP a.s.	Slovakia		51
Obaly Solo s.r.o	Slovakia		51
Palety s.r.o.	Slovakia		51
SCP-PSS a.s.	Slovakia		51
SLOVWOOD a.s.	Slovakia		34
VLA-STA s.r.o.	Slovakia		51
Europapier Slovenija d.d.	Slovenia		100

Mondi Packaging Iberica S.L.	Spain		100
Mondi Packaging Paper Sales Iberica S.L.	Spain		100
Mondi Uncoated Fine Paper Iberia, S.A.	Spain		100
Mondi Dynäs AB	Sweden		100
Mondi Örebro AB	Sweden		100
Mondi Sunne AB	Sweden		100
ScandFibre Logistics Aktiebolag	Sweden		100
Dipeco AG	Switzerland		100
FPC Flexible Packaging Consulting AG	Switzerland		100
IPE AG	Switzerland		100
Mondi Packaging Rothrist AG	Switzerland		100
TCL Packaging Limited	Trinidad		100
Mondi Packaging Istanbul Ambalaj San. ve Tic. Ltd.Şti.	Turkey		100
Mondi Packaging Mersin LLC	Turkey		100
Pripack Ambalaj Sanayi ve Ticaret A.S.	Turkey		53.54
Tidas Tire Kagit Sanayi ve Dis Ticaret A.S.	Turkey		53.02
Tire Kutsan Oluklu Mukavva Kutu ve Kagit Sanayi A.S.	Turkey		53.56
Mondi Akrosil, LLC	USA		100
Mondi Minneapolis Inc.	USA		100
Mondi Packaging Columbus Inc.	USA		100
Mondi Packaging USA Inc.	USA		100
Abertay Paper Sacks Limited	UK		100
Albert E Willmer and Company Limited	UK		100
Alsco Packaging Limited	UK		100
Aylesford Newsprint Holdings Limited	UK	Ordinary Preference B	50
Aylesford Newsprint Limited	UK		50
Aylesford Newsprint Services Limited	UK		50
Birmingham Corrugated Cases Limited	UK		100
Board Products (Eastern) Limited	UK		100
Bux Corrugated Containers Limited	UK		100
Centrapak Limited	UK		100
Chesterfield Packaging (Holdings) Limited	UK		100
Chesterfield Packaging Company Limited	UK		100
Corrugated Paper Sales Limited	UK		100
Crown Corrugated (Scotland) Limited	UK		100
Crown Corrugated (Wales) Limited	UK		100
Crown Packaging Group Limited	UK		100
Dane Packaging (Lancashire) Limited	UK		100
Decoramic Consultants Limited	UK		100
Firn Overseas Packaging Limited	UK		100
Flametone Limited	UK		100

Framondi UK Finance	UK		100
Frantschach Holdings UK Limited	UK		100
Great Yarmouth Cardboard Box company Limited	UK		100
Hamilton Packaging Services Limited	UK		100
Hargraf Containers Limited	UK		100
H.D.P.Limited	UK		100
Hypac Limited	UK		100
Hypac Pension Trustees Limited	UK		100
Kestrel Cases Limited	UK		100
Langfern Packaging Limited	UK		100
Lavender Boxes Limited	UK		100
March Packaging (Andover) Limited	UK		100
March Packaging (Hastings) Limited	UK		100
March Packaging (Holdings) Limited	UK		100
March Packaging (Midlands) Limited	UK		100
March Packaging (Thames) Limited	UK		100
March Packaging (Trent) Limited	UK		100
March Packaging Group Limited	UK		100
Marcor Board Limited	UK		100
McWrap Limited	UK		100
Medway Packaging Pension Trustee Limited	UK		100
Mondi Europe Finance	UK		100
Mondi Finance Limited	UK		100
Mondi Finance UK Limited	UK		100
Mondi German Investments Limited	UK		100
Mondi Glossop Limited	UK		100
Mondi Graphic Paper Holdings (UK) Limited	UK		100
Mondi Holcombe Limited	UK		100
Mondi Investments Limited	UK		100 *(held directly)*
Mondi Packaging (Delta) Limited	UK		100
Mondi Packaging (GB) Limited	UK		100
Mondi Packaging (UK) Limited	UK		100
Mondi Packaging Aberdeen Limited	UK		100
Mondi Packaging Limited	UK		100
Mondi Packaging Paper Sales UK Limited	UK		100
Mondi Packaging Paper UK Finance	UK		100
Mondi Packaging UK Holdings Limited	UK		100
Mondi Packaging Wheatley Limited	UK	Ordinary Preference	100
Mondi Paper (UK) Limited	UK		100
Mondi Pension Trustee Limited	UK		100
Mondi Rochester Limited	UK		100
Mondi Sales UK Limited	UK		100
Mondi Services (UK) Limited	UK		100
Mondi Uncoated Fine Paper Finance	UK		100
Mondi Uncoated Fine Paper UK Limited	UK		100
Olympic Corrugated Cases Limited	UK		100
P & M Transit Packaging Limited	UK		100

Robert S Pemberton & Co Limited	UK		100
Rochette Packaging Limited	UK		100
Skelmersdale Packaging Limited	UK		100
Trafalgar Packaging Limited	UK		100
Wheatley Packaging Limited	UK	Ordinary Preference	100
William Hamilton Holdings Limited	UK		100
Wilpak Holdings Limited	UK		100
Wilpak Limited	UK		100
Yare Packaging Limited	UK		100
Mondi Business Paper Sales Ukraine	Ukraine		100
Mondi Packaging Bags Ukraine LLC	Ukraine		100